MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

In accordance with Canadian generally accepted accounting principles

(All dollar amounts expressed in U.S. dollars)

        The following Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") prepared in accordance with Canadian generally accepted accounting principles ("GAAP") should be read in conjunction with our audited consolidated financial statements and related notes thereto prepared in accordance with Canadian GAAP.

        The discussion and analysis contained in this MD&A are as of March 30, 2005.

FORWARD-LOOKING STATEMENTS

        To the extent any statements made in this MD&A contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are subject to various risks and uncertainties including, but not necessarily limited to, the difficulty of predicting U.S. Food and Drug Administration ("FDA") and Canadian Therapeutic Products Directorate ("TPD") approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, the outcome of legal proceedings, fluctuations in operating results and other risks detailed from time to time in our filings with the U.S. Securities and Exchange Commission, the Ontario Securities Commission, and other securities regulatory authorities in Canada. We undertake no obligation to update or revise any forward-looking statement.

PROFILE

        We are primarily engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced oral drug-delivery technologies. Our main therapeutic areas of focus are cardiovascular (including Type II diabetes), central nervous system and pain management. We have various research and development, clinical testing, manufacturing and commercial operations located in the United States, Canada, Barbados, Puerto Rico and Ireland.

OVERVIEW

        Our financial performance in 2004 reflected our focus on growing our existing business (after several years of acquisition-related activity) and strengthening our financial position through the reduction of debt. We realized record revenue driven by the exceptionally strong performance of our bupropion hydrochloride ("HCl") extended-release tablets ("Wellbutrin XL"), which we manufacture and sell to GlaxoSmithKline plc ("GSK") for marketing and distribution in the United States. GSK's gross sales of Wellbutrin XL were in excess of $1.0 billion in this product's first full calendar year on the market. We used cash generated from operations to repay nearly $350 million of long-term obligations. As a result, we had no outstanding borrowings under our $400 million revolving term credit facility at the end of 2004.

        During 2004 and into 2005, we achieved a number of milestones from our late-stage product-development pipeline. We received FDA approval for an angina indication for Cardizem® LA and we received TPD approval for a hypertension indication for Tiazac® XC, designed for bedtime dosing. We received Approvable Letters from the FDA for our extended-release ("ER") and orally disintegrating tablet ("ODT") formulations of the analgesic tramadol HCl, as well as for the anti-depressant citalopram ODT and Glumetza™ (metformin HCl)

for the treatment of Type II diabetes. We filed New Drug Applications ("NDA") with the FDA for tramadol ER, tramadol ODT, citalopram ODT and Glumetza™. We filed a New Drug Submission ("NDS") with the TPD for Glumetza™, and we submitted supplemental NDSs for Wellbutrin XL and an angina indication for Tiazac® XC.

        In November 2004, we effected the separation of the roles of Chairman of the Board and Chief Executive Officer ("CEO"), with the hiring of Douglas Squires as our new CEO. Dr. Squires has over 29 years of global pharmaceutical industry management experience. Since joining us, Dr. Squires has led the development of the strategic plan that is discussed below.

        Eugene Melnyk continues his duties as Chairman of the Board. In conjunction with the Board of Directors, Mr. Melnyk has initiated a comprehensive review of our corporate governance practices. This review is consistent with our commitment to enhance investor confidence.

STRATEGIC PLAN

        We are currently in the process of developing a long-term strategic plan aimed at revitalizing our operations, aligning our development pipeline and increasing shareholder value. Our most critical priority is to enhance the return on investment of our U.S. commercial operations, as we recognize that the extent of our existing portfolio of promoted products does not support the current level of investment in our primary care sales force. The primary care market has become increasingly more competitive in recent years and the average size of many primary care sales organizations has increased considerably. In addition, primary care physicians are giving pharmaceutical representatives less time to describe the benefits of various medications, so pharmaceutical companies spent over $3 billion on direct-to-consumer advertising in 2004 as an alternative means to create awareness for their medications. For these, and other reasons, we are re-evaluating our strategic approach to commercializing our products in the U.S. primary care market.

        We are also currently evaluating a number of options to increase the value of our portfolio of legacy products. These products are in decline due to generic competition and are not strategic to our business, which is focused on long-term, sustainable growth. The options we are considering include: a sale of these products to strategic or financial buyers; the transfer of the assets to a new entity and the sale of shares of that entity pursuant to an initial public offering; or a distribution to our shareholders as a return of capital.

        At this time, we cannot assess the impact that the outcome of the strategic-planning process will have on our results of operations, financial position and cash flows going forward. We expect to complete this process during the first half of 2005.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        Critical accounting policies and estimates are those policies and estimates that are most important and material to the preparation of our consolidated financial statements, and which require management's most subjective and complex judgment due to the need to select policies from among alternatives available, and to make estimates about matters that are inherently uncertain. We base our estimates on historical experience and other factors that we believe to be reasonable under the circumstances. Under certain agreements, we rely on estimates made by our third-party licensees. On an ongoing basis, we review our estimates to ensure that these estimates appropriately reflect changes in our business and new information as it becomes available. If historical experience and other factors we use to make these estimates do not reasonably reflect future activity, our results of operations and financial position could be materially impacted.

        Our critical accounting policies and estimates relate to the following:

  •
  Revenue recognition.

  •
  Calculation of stock-based compensation.

  •
  Valuation of acquired research and development.

  •
  Evaluation of long-term investments for impairment.

  •
  Useful lives of intangible assets and the evaluation of those assets for impairment.

  •
  Hedge effectiveness of derivative financial instruments.

  •
  Determination of the provision for income taxes.

  •
  Outcome of legal proceedings.

  •
  Assessment of insurance reserves.

Revenue recognition

        We recognize product sales revenue when title has transferred to the customer, provided that we have not retained any significant risks of ownership or future obligations with respect to the product sold. Revenue from product sales is recognized net of provisions for estimated returns, rebates and chargebacks. We establish these provisions concurrently with the recognition of product sales revenue. In connection with these provisions related to sales of products manufactured by us for distribution by our third-party licensees, we rely on estimates made by these licensees.

        We allow customers to return product within a specified period of time before and after its expiration date. Provisions for these returns are estimated based on historical return and exchange levels, and third-party data with respect to inventory levels in our distribution channels. A significant change in these estimates could have a material impact on our results of operations. In late 2004 and early 2005, we entered into fee-based distribution agreements with our three major U.S. wholesalers. These agreements generally establish limits on inventory levels owned by these wholesalers, which is expected to moderate investment buying by these wholesalers that can result in sales fluctuations unrelated to end-customer demand. As a result, we expect lower levels of product returns in the future from these wholesalers due to product expiration and overstocking. In addition, these wholesalers are required to provide us with more extensive data with respect to the sales and inventory levels of our products, which will enable us to more reliably estimate our provision for returns, as well as our provisions for rebates and chargebacks.

        We are subject to rebates and chargebacks on sales made under governmental and managed care pricing programs. Provisions for these rebates and chargebacks are estimated based on historical experience, contractual sales terms with wholesalers and indirect customers, and relevant statutes with respect to governmental pricing programs. The largest of these rebates and chargebacks are associated with sales covered by Medicaid. Medicaid rebates are typically billed up to six months after the product is shipped. As a result, a Medicaid rebate provision includes: an estimate of outstanding claims for end-customer sales that occurred but for which the related claim has not been billed; and an estimate for future claims that will be made when inventory in our distribution channels is sold through to end-customers. Our calculation also requires other estimates, such as estimates of sales mix, to determine which sales are subject to rebates and the amount of such rebates. Periodically, we adjust the Medicaid rebate provision based on actual claims paid. Due to the delay in billing, adjustments to actual may incorporate revisions of this rebate provision for several periods.

Stock-based compensation

        Effective January 1, 2004, we adopted the fair value-based method for recognizing employee stock-based compensation in accordance with The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". Prior to 2004, we did not recognize stock-based compensation. At January 1, 2004, the cumulative effect of this change in accounting policy on prior periods resulted in a charge to deficit of $88.3 million relating to the fair value of stock options vested since January 1, 1996; an increase to common shares of $40.9 million related to the fair value of stock options exercised since January 1, 1996; and an increase of $47.4 million to contributed surplus related to the fair value of options vested but unexercised since January 1, 1996. We recorded total stock-based compensation expense of $20.4 million in 2004.

        We use the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise. Changes to any of these assumptions, or the use of a different option-pricing model (such as the binomial model) could produce a different fair value for stock-based compensation, which could have a material impact on our results of operations.

Acquired research and development

        The costs of assets that are purchased through asset acquisitions or business combinations for a particular research and development project are capitalized as acquired research and development at the time of acquisition, and amortized over their estimated useful lives, which range from five to 15 years. The amount allocated to acquired research and development is determined by identifying those specific in-process research and development projects that we intend to continue, and for which: technological feasibility had not been established at the date of acquisition; and there was no alternative future use. We classify the cost of acquired research and development as a cash outflow from investing activities because we expect to generate future income and cash flows from these assets if they can be developed into commercially successful products.

        We generally engage independent valuation specialists to perform valuations of acquired research and development assets. There are several methods that can be used to determine the fair value of acquired assets. For acquired research and development, an income approach is generally used. This approach starts with a forecast of all of the estimated future cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income approach include: the expected costs to develop the acquired research and development into commercially viable products; the projected future cash flows from the projects when completed; the timing of the future cash flows; and the discount rate used to reflect the risks inherent in the future cash flows. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on our results of operations.

Long-term investments

        We are required to estimate the fair value of our long-term investments in order to evaluate these investments for impairment. In the event that the cost of an investment exceeds its fair value, we determine whether the decline in fair value is other-than-temporary. In doing so, we consider general market conditions, the duration and extent to which the cost basis exceeds the fair value, and our ability and intent to hold the investment. We also consider the financial condition and earnings prospects of the investee.

        Certain of our investments are not publicly traded securities and, as a result, the estimation of the fair values of these investments involves a greater degree of uncertainty. For these types of investments, we determine fair value based on the estimated discounted future cash flows of the investee. Some of the more significant estimates and assumptions inherent in this methodology for determining fair value include: the amount and timing of the future cash flows of the investee; and the discount rate used to reflect the risks inherent in the future cash flows. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on our results of operations.

Intangible assets

        Intangible assets are stated at cost, less accumulated amortization generally computed using the straight-line method based on their estimated useful lives ranging from eight to 20 years. We amortize intangible assets on a systematic basis to reflect the pattern in which the economic benefits of the asset are consumed, if that basis can be reliably determined. Useful life is the period over which the intangible asset is expected to contribute directly or indirectly to our future cash flows. We determine the useful lives of intangible assets based on a number of factors such as legal, regulatory or contractual limitations, known technological advances, anticipated demand and the existence or absence of competition. A significant change in these factors may warrant a revision of the expected remaining useful life of an intangible asset, which could have a material impact on our results of operations.

        Intangible assets acquired through asset acquisitions or business combinations are initially recorded at fair value based on an allocation of the purchase price. We often engage independent valuation specialists to perform valuations of the assets acquired. We subsequently evaluate intangible assets annually for impairment, or more frequently if events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable. Our evaluation is based on an assessment of potential indicators of impairment, such as obsolescence, plans to discontinue use or restructure, and poor financial performance compared with original plans. Impairment exists when the carrying amount of an asset is not recoverable and its carrying amount exceeds its estimated fair value. There are several methods that can be used to determine fair value. For intangible assets, an income approach is generally used. This approach starts with a forecast of all of the estimated future cash flows. These cash flows are then adjusted to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams. Some of the more significant estimates and assumptions inherent in the income approach include: the amount and timing of the future cash flows; and the discount rate used to reflect the risks inherent in the future cash flows. A change in any of these estimates and assumptions could produce a different fair value, which could have a material impact on our results of operations.

        As previously discussed, we are currently reviewing our strategic approach to commercializing our products in the United States. The outcome of this review is not presently determinable, but it could result in a write-down in the carrying values of certain of our intangible assets.

Derivative financial instruments

        Effective January 1, 2004, we adopted CICA Accounting Guideline ("AcG") 13, "Hedging Relationships", which establishes the criteria for identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. AcG-13 does not specify hedge-accounting methods. The CICA's Emerging Issues Committee Abstract EIC 128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments" establishes that a derivative financial instrument that is entered into for trading or speculative purposes, or that does not qualify for hedge accounting under AcG-13, should be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in net income. The adoptions of AcG No. 13 and EIC 128 had no effect on our results of operations or financial position.

        We manage our exposure to interest rate risks through the use of derivative financial instruments. Our objective is to maintain a balance of fixed to floating interest rate exposure. We do not utilize derivative financial instruments for trading or speculative purposes. On the dates we enter into the derivative contracts, we designate the derivative financial instruments as a hedge of the fair value of an identified portion of a recognized long-term obligation. For a derivative financial instrument that is designated and qualifies as a fair value hedge, we do not recognize unrealized gains or losses resulting from changes in the marked-to-market value of the derivative financial instrument, or from changes in the fair value of the underlying hedged item. A discontinuance of fair value hedge accounting would result in the derivative financial instrument being recognized in the balance sheet at fair value, with changes in fair value recognized in net income, which could have a material impact on our results of operations. Such a discontinuance did occur in 2003, and could occur in the future if changes in the fair value of the derivative financial instrument are not sufficiently correlated with changes in the fair value of the long-term obligation, based on the methods for testing effectiveness as outlined in our hedge documentation.

Provision for income taxes

        Our provision for income taxes is subject to a number of different estimates made by management. A change in these estimates could have a material effect on the effective tax rate.

        We have operations in various countries that have differing tax laws and rates. Our income tax reporting is subject to audit by both domestic and foreign tax authorities. The effective tax rate may change from year to year based on the mix of income among the different jurisdictions in which we operate, changes in tax laws in these jurisdictions, changes in tax treaties between various countries in which we operate, and changes in the estimated values of future tax assets and liabilities.

        We have recorded a valuation allowance on future tax assets primarily relating to operating losses, future tax depreciation and tax credit carryforwards. We have assumed that these future tax assets are more likely than not to remain unrealized. Significant judgment is applied to determine the appropriate amount of valuation allowance to record. Changes in the amount of the valuation allowance required could materially increase or decrease the provision for income taxes in a period.

Legal proceedings

        We are required to accrue for a loss contingency with respect to legal proceedings against us if it is probable that the outcome will be unfavourable, and if the amount of the loss can be reasonably estimated. Management evaluates our exposure to loss based on the progress of each legal proceeding, experience in similar proceedings and consultation with legal counsel. We re-evaluate all legal proceedings as additional information becomes available. The ultimate outcome of any legal proceeding may be materially different from the amounts estimated, given the uncertainties inherent in complex litigation. For a discussion of our current legal proceedings, see note 24 to our audited consolidated financial statements.

Insurance reserves

        We are self-insured for a portion of our automobile physical damage and product liability coverages. Reserves are established for all reported but unpaid claims and for estimates of incurred but not reported ("IBNR") claims. We engage an independent actuary to conduct an actuarial assessment of our IBNR liability. Significant judgment is applied to estimate IBNR liabilities. If actual claims are in excess of these estimates, additional reserves may be required, which could have a material impact on our results of operations.

SELECTED ANNUAL INFORMATION

        The following table provides selected information for the last three years:

	Years Ended December 31
	2004	2003	2002
	($ in 000s, except per share data)
Revenue	$886,543	$823,722	$788,025
Net income (loss)	52,747	(40,345)	207,553
Basic earnings (loss) per share	$0.33	$(0.25)	$1.37
Diluted earnings (loss) per share	$0.33	$(0.25)	$1.29
Total assets	$2,012,180	$2,297,604	$2,237,666
Long-term obligations	475,651	812,526	732,111

        Revenue increased 8% in 2004 compared with 2003, due mainly to higher Wellbutrin XL, Cardizem® LA and generic product sales in the United States, and higher Tiazac® and Wellbutrin® SR product sales in Canada. These factors more than offset declines in revenue from our participating interest in the gross profit on sales by a third-party of generic omeprazole and from our co-promotion of H. Lundbeck A/S's Celexa in Canada and GSK's Wellbutrin SR in the United States. In 2004, product sales revenue in the United States was negatively impacted by a work-down of wholesaler inventory levels. Revenue increased 5% in 2003 compared with 2002, due mainly to higher revenue from our interest in generic omeprazole that more than offset a decline in revenue from our co-promotion of GSK's Wellbutrin SR in the United States. A strengthening of the Canadian dollar relative to the U.S. dollar increased revenue by 1% in 2004 compared with 2003 and by 2% in 2003 compared with 2002.

        Our results of operations were impacted by specific events that affected the comparability of these results between years. These events include, but are not limited to:

  •
  Asset write-downs.

  •
  Gains on asset dispositions.

  •
  Equity losses related to a non-strategic investment in a biotechnology fund that is not part of our ongoing research and development program.

  •
  Early extinguishments of obligations.

        We believe that the identification of these events enhances an analysis of our results of operations when comparing these results with those of a previous or subsequent period. In addition, management excludes these events when analyzing our operating performance. However, it should be noted that the determination of these events involves judgment by us. The impacts of these events on our net income and basic and diluted earnings per share for the last three years are identified in the following table:

	Years ended December 31
	2004	2003	2002
	($ in 000s, except per share data)
Write-down of assets	$42,156	$82,189	$31,944
Gain on disposal of assets	(1,471)	—	—
Equity loss	4,179	1,010	—
Extinguishment of royalty obligation	—	61,348	—
Foreign exchange loss on long-term obligation	—	13,061	—
Relocation costs	—	7,539	—
Reduction in tax contingency provision	—	(12,000)	—

Total	$44,864	$153,147	$31,944

Total per share:
Basic	$0.28	$0.97	$0.21
Diluted	$0.28	$0.96	$0.20

        Total assets declined $285.4 million from 2003 to 2004, due mainly to a lower cash and cash equivalents balance (following the repayment of long-term obligations), the amortization of intangible assets and an other-than-temporary decline in the value of our investment in Ethypharm S.A. ("Ethypharm"). Long-term obligations declined $336.9 million from 2003 to 2004, due mainly to the repayment of all outstanding borrowings under our revolving term credit facility, as well as repayments of other long-term obligations related to the acquisitions of intangible assets.

RESULTS OF OPERATIONS

        We operate our business on the basis of a single reportable segment — the development and commercialization of pharmaceutical products. This basis reflects how management reviews the business, makes investing and resource allocation decisions, and assesses operating performance.

REVENUE

        Our revenue is derived from the following sources:

  •
  Sales of pharmaceutical products developed and manufactured by us, as well as sales of proprietary and in-licensed products.

  •
  Pharmaceutical contract research and laboratory testing services, and product development activities in collaboration with third parties.

  •
  Co-promotion of pharmaceutical products owned by other companies.

  •
  Royalties from the sale of products we developed or acquired and from our interests in certain licensed products.

  •
  License fees from the out-licensing of our technologies or product rights.

        The following table displays the dollar amount of each source of revenue for the last three years, the percentage of each source of revenue compared with total revenue in the respective year, and the percentage changes in the dollar amount of each source of revenue. Percentages may not add due to rounding.

	Years Ended December 31						Percentage Change
	2004		2003		2002
							2003 to 2004	2002 to 2003
	$	%	$	%	$	%
	($ in 000s)
Product sales	841,446	95	632,898	77	645,986	82	33%	(2)%
Research and development	20,452	2	14,239	2	28,425	4	44%	(50)%
Co-promotion, royalty and licensing	24,645	3	176,585	21	113,614	14	(86)%	55%

	886,543	100	823,722	100	788,025	100	8%	5%

Product sales

        Product sales revenue comprises the following reporting categories:

Promoted products

        Our promoted products are Cardizem® LA, Zovirax Ointment and Zovirax Cream, and Teveten® and Teveten® HCT. We promote these products directly to physicians in the United States. These products are sold primarily in the United States to drug wholesalers that serve retail pharmacies, hospitals, government agencies and managed care providers.

Wellbutrin XL

        We are the exclusive manufacturer and supplier of Wellbutrin XL to GSK for marketing and distribution in the United States.

Biovail Pharmaceuticals Canada ("BPC") products

        Our BPC products are Tiazac® XC, Tiazac®, Wellbutrin® SR, Zyban®, Monocor and Retavase. We currently promote Tiazac® XC and Wellbutrin® SR directly to physicians in Canada. BPC products are sold in Canada to drug wholesalers, retail pharmacies and hospitals.

Core products

        Core products consist of our promoted products, Wellbutrin XL and BPC products, and include sales of all products that we actively promote and/or developed and licensed to third parties who promote them.

Legacy products

        Our legacy products are Tiazac® (brand and generic), Cardizem® CD, Vasotec®, Vaseretic®, Ativan® and Isordil®. We do not actively promote these products as they have been genericized. We manufacture and sell Tiazac® to Forest Laboratories, Inc. ("Forest") for distribution in the United States. The remaining legacy products are sold primarily in the United States to drug wholesalers.

Generic products

        Our generic products are bioequivalent versions of Adalat CC, Cardizem® CD, Procardia XL, Trental and Voltaren XR. We manufacture and sell these products to Teva Pharmaceutical Industries Ltd. ("Teva") for distribution in the United States.

        The following table displays product sales by category for the last three years, the percentage of each category compared with total product sales in the respective year, and the percentage changes in the dollar amount of each category. Percentages may not add due to rounding.

	Years Ended December 31						Percentage Change
	2004		2003		2002
							2003 to 2004	2002 to 2003
	$	%	$	%	$	%
	($ in 000s)
Promoted products	146,676	17	172,418	27	108,261	17	(15)%	59%
Wellbutrin XL	317,298	38	64,932	10	—	—	389%	N/A
BPC products	101,865	12	85,197	13	32,565	5	20%	162%

Core products	565,839	67	322,547	51	140,826	22	75%	129%
Legacy products	125,932	15	208,860	33	323,626	50	(40)%	(35)%
Generic products	149,675	18	101,491	16	181,534	28	47%	(44)%

	841,446	100	632,898	100	645,986	100	33%	(2)%

Promoted products

        Promoted product sales declined 15% in 2004 compared with 2003 and increased 59% in 2003 compared with 2002. The decline in promoted product sales in 2004 reflected reductions in inventories of these products at the wholesale level that were generally not related to the market share performance of these products. A significant portion of our promoted product sales is made to three major U.S. wholesalers. These wholesalers took steps together with us to work down inventory levels in anticipation of the transition to the aforementioned fee-based distribution agreements. However, sales of Cardizem® LA (which was launched in April 2003) increased 12% in 2004 compared with 2003, reflecting increased prescription demand that more than offset the reduction in wholesaler inventory levels of this product.

        The increase in promoted product sales in 2003 reflected the launches of Cardizem® LA, Teveten® HCT and Zovirax Cream during that year.

Wellbutrin XL

        Wellbutrin XL sales have increased dramatically since its launch by GSK in September 2003. Under the terms of our supply agreement with GSK, we ship Wellbutrin XL according to purchase orders received from GSK. In 2004, GSK ordered additional quantities of Wellbutrin XL to build an optimal safety-stock level. The supply price for Wellbutrin XL trade product is based on an increasing tiered percentage of revenue generated on GSK's net sales (after taking into consideration GSK's provisions for estimated discounts, returns, rebates and chargebacks). In the second quarter of 2004, GSK net sales of Wellbutrin XL exceeded the threshold to increase the supply price from the first to the second tier and, in the third quarter of 2004, the threshold was exceeded to increase the supply price from the second to the third tier. As a result, all Wellbutrin XL sales were recorded at the highest tier supply price in the fourth quarter of 2004, except for any safety-stock held by GSK at the end of 2004, which was recorded at the lowest tier supply price. The supply price is reset to the lowest tier at the start of each calendar year and the sales thresholds to achieve the second and third tier supply prices generally increase each year. As a result, we anticipate a decline in Wellbutrin XL revenue in the first half of 2005 compared with the latter half of 2004.

        Three companies have filed Abbreviated New Drug Applications seeking FDA approval for generic versions of Wellbutrin XL. We have filed patent infringement suits against these companies, which effectively precludes the FDA from granting approval for the earlier of 30 months or upon a court decision of non-infringement. As as result, we anticipate the introduction of generic competition for Wellbutrin XL in mid-2007.

BPC products

        BPC product sales increased 20% in 2004 compared with 2003 and by 162% in 2003 compared with 2002. The increases in BPC product sales were due in part to the continuing growth in Tiazac® sales, which included pre-launch shipments of Tiazac® XC in the fourth quarter of 2004. In January 2005, we began to actively promote Tiazac® XC to Canadian physicians. Also contributing to the increases in BPC product sales were the additions of Wellbutrin® SR and Zyban, which we acquired from GSK in December 2002. We began to actively promote Wellbutrin® SR in January 2004. In early 2005, a generic version of Wellbutrin® SR was introduced in Canada, which may result in a significant decline in our sales of this product.

Core products

        Core product sales increased 75% in 2004 compared with 2003 and by 129% in 2003 compared with 2002. The increases in core product sales reflected primarily the positive market share performance of Wellbutrin XL and Cardizem® LA in 2004 and 2003, as well as the added contributions from Zovirax Cream and Teveten® HCT in 2003.

Legacy products

        Legacy product sales declined 40% in 2004 compared with 2003 and by 35% in 2003 compared with 2002. The declines in legacy product sales were due in part to the introduction in the United States of a generic version of Tiazac® in April 2003. Consequently, Forest ceased all promotional efforts for Tiazac® as of September 2003. The decline in sales of Tiazac® brand was partially offset by sales of our own generic version of Tiazac® by Forest. Sales of our other legacy products were impacted by generic competition, as well as reductions in wholesaler inventory levels for the reasons discussed above for our promoted products. Sales of Cardizem® CD were also affected by the promotion of, and conversion to, Cardizem® LA.

Generic products

        Generic product sales increased 47% in 2004 compared with 2003 following a decline of 44% in 2003 compared with 2002. The increase in generic product sales in 2004 reflected the stabilization of inventory levels by Teva following a reduction of these levels during 2003. In September 2004, we resolved our pending arbitration with Teva related to a dispute over our existing distribution agreement. Under the terms of the settlement agreements, we granted Teva a four-year extension to the 10-year supply term for each of our generic products currently marketed by them. In consideration for this extension, beginning in the fourth quarter of 2004, our selling price to Teva for each generic product is increased for the remainder of the extended supply term.

Research and development

        Research and development revenue increased 44% in 2004 compared with 2003 and declined 50% in 2003 compared with 2002. The increase in research and development revenue in 2004 reflected a higher level of clinical research and laboratory testing services provided to external customers by our contract research operation. The decline in research and development revenue in 2003 reflected that we earned $11.5 million in 2002 associated with the final development of Wellbutrin XL in collaboration with GSK.

Co-promotion, royalty and licensing

        Co-promotion, royalty and licensing revenue declined 86% in 2004 compared with 2003 and increased 55% in 2003 compared with 2002. The changes in the level of co-promotion, royalty and licensing revenue between those years reflected mainly the relative contribution from our interest in generic omeprazole, which amounted to $1.7 million, $103.0 million and $20.3 million in 2004, 2003 and 2002, respectively. In 2004, we received the final revenue from this interest. In addition, we did not derive any revenue from co-promotion activities in 2004 compared with $43.1 million and $61.0 million in 2003 and 2002, respectively, related to the co-promotion of Celexa in Canada and GSK's Wellbutrin SR in the United States. We discontinued the co-promotion of Celexa effective December 31, 2003, in order to focus our marketing efforts on our Wellbutrin® SR in Canada, and we concluded our co-promotion of Wellbutrin SR in the United States in the first quarter of 2003.

OPERATING EXPENSES

        The following table displays the dollar amount of each operating expense item for the last three years, the percentage of each item compared with total revenue in the respective year, and the percentage changes in the dollar amount of each item. Percentages may not add due to rounding.

	Years Ended December 31						Percentage Change
	2004		2003		2002
							2003 to 2004	2002 to 2003
	$	%	$	%	$	%
	($ in 000s)
Cost of goods sold	229,528	26	139,456	17	164,706	21	65%	(15)%
Research and development	72,500	8	86,570	11	52,150	7	(16)%	66%
Selling, general and administrative	274,553	31	242,771	29	166,397	21	13%	46%
Amortization	163,088	18	240,650	29	125,849	16	(32)%	91%
Write-down of assets, net of gain on disposal	40,685	5	82,189	10	31,944	4	(50)%	157%
Extinguishment of royalty obligation	—	—	61,348	7	—	—	(100)%	N/A
Settlements	—	—	(34,055)	(4)	—	—	(100)%	N/A

	780,354	88	818,929	99	541,046	69	(5)%	51%

Cost of goods sold and gross margins

        Cost of goods sold increased 65% in 2004 compared with 2003 and declined 15% in 2003 compared with 2002. In 2004, cost of goods sold included $1.3 million of stock-based compensation. Gross margins based on product sales were 73%, 78% and 75% in 2004, 2003 and 2002, respectively. The decline in the gross margin in 2004 reflected a significantly higher proportion of Wellbutrin XL in the product sales mix. The cost of producing Wellbutrin XL was higher relative to our other products in 2004, due to start-up manufacturing inefficiencies and a more costly active ingredient. We also produced a higher initial proportion of lower margin Wellbutrin XL sample product versus trade product.

        The increase in the gross margin in 2003 reflected the recognition of a $25.5 million cumulative reduction in the Zovirax supply price, in accordance with amendments to our distribution agreement with GSK. This cumulative reduction was subject to repayment if the FDA did not approve Wellbutrin XL. Accordingly, prior to the second quarter of 2003, we had been deferring the value of the reduction in the supply price pending the outcome of the Wellbutrin XL approval.

Research and development

        Research and development expenses declined 16% in 2004 compared with 2003 and increased 66% in 2003 compared with 2002. In 2004, research and development expenses included $2.0 million of stock-based compensation. We invested 8% of total revenue in research and development activities in 2004 compared with 11% and 7% in 2003 and 2002, respectively. The changes in the level of research and development spending in those years reflected mainly the costs of the tramadol ER Phase III clinical trial program conducted during 2003. In addition, research and development expenses in 2003 included the costs associated with a clinical program designed to evaluate the use of Cardizem® LA in a clinical practice setting.

        Our long-term success depends, to a great extent, on our ability to continue to develop innovative new products. We have achieved a number of recent successes from our late-stage product-development pipeline, including the following milestones:

  •
  Filings of NDAs for tramadol ER and tramadol ODT in February and May 2004, respectively.

  •
  Filing of an NDA for Glumetza™ in June 2004. This filing was made in collaboration with Depomed, Inc. ("Depomed").

  •
  Filing of an NDA for citalopram ODT in June 2004.

  •
  Approval by the FDA of Cardizem® LA for an angina indication in June 2004.

  •
  Filing of an NDS in collaboration with Depomed for Glumetza™ in August 2004.

  •
  Approval by the TPD of Tiazac® XC, for the treatment of hypertension, in August 2004.

  •
  Submission of a supplemental NDS for an angina indication for Tiazac® XC in October 2004. In March 2005, we received a Notice of Non-Compliance from the TPD related to this submission. We have 90 days in which to prepare a response to the TPD to address the issues raised in this notice.

  •
  Receipt of an Approvable Letter from the FDA for tramadol ER in October 2004. In March 2005, we submitted a Complete Response to this letter. We received notification from the FDA on March 29, 2005 that this response will be subject to a six-month review, and that they are of the opinion that additional clinical data will be required. We are proceeding with a clinical program to address the FDA's comments.

  •
  Filing of a Complete Response in November 2004 to an Approvable Letter received from the FDA in October 2002 for zolpidem ODT, for the treatment of insomnia. This response bridges zolpidem ODT from a floss to a non-floss formulation for 5 mg and 10 mg dosage strengths, and is subject to a six-month review by the FDA.

  •
  Receipt of an Approvable Letter from the FDA for tramadol ODT in January 2005. This letter involves the resolution of labeling issues only. In March 2005, we submitted a Complete Response to this letter. We anticipate receiving final FDA approval for this product in May 2005.

  •
  Receipt of an Approvable Letter from the FDA for citalopram ODT in February 2005. This letter involves the clarification of a number of chemistry and manufacturing issues, primarily involving the level of detail provided to the file for review. We are working with the FDA to resolve these issues.

  •
  Submission of a supplemental NDS for Wellbutrin XL in February 2005. We retained the rights from GSK to market and sell this product in Canada, subject to TPD approval.

  •
  Receipt of an Approvable Letter from the FDA for Glumetza™ in March 2005. This letter involves the completion of discussions with regard to a manufacturing issue and we anticipate resolving this issue with the FDA in the near term. We will be required to pay $25.0 million to Depomed on receipt of FDA approval for Glumetza™.

        Our future level of research and development expenditures will depend on, among other things, the outcome of clinical testing of our products under development, delays or changes in government required testing and approval procedures, technological and competitive developments, and strategic marketing decisions.

Selling, general and administrative

        Selling, general and administrative expenses increased 13% in 2004 compared with 2003 and by 46% in 2003 compared with 2002. In 2004, selling, general and administrative expenses included $17.1 million of stock-based compensation. As a percentage of total revenue, selling, general and administrative expenses were 31%, 29% and 21% in 2004, 2003 and 2002, respectively. The increase in selling, general and administrative expenses in 2004 reflected a higher level of spending on sales and marketing activities to support our promoted products, as well as an increase in headcount and higher legal expenses. In addition, we incurred incremental costs associated with the expansion and realignment of our primary care sales force in the United States, and the recruitment and deployment of two specialty sales forces that will detail our promoted products to medical specialists. The increased costs associated with our expanded sales forces were offset partially by the elimination of co-promotion fees paid to Reliant Pharmaceuticals, LLC ("Reliant") in 2003 and 2002. Effective December 31, 2003, we mutually agreed with Reliant to terminate their co-promotion of certain of our products.

        The increase in selling, general and administrative expenses in 2003 reflected an increase in costs associated with the expansion of our U.S. commercial operations, as well as relocation costs of $7.5 million associated with the transition of our commercial operations head office from Raleigh, North Carolina, and certain research and development personnel from Chantilly, Virginia, to our facility in Bridgewater, New Jersey. Also contributing to the increase in 2003 was advertising and promotional expenses related to the launches of Cardizem® LA, Teveten® HCT and Zovirax Cream.

Amortization

        Amortization expense declined 32% in 2004 compared with 2003 and increased 91% in 2003 compared with 2002. As a percentage of total revenue, amortization expense was 18%, 29% and 16% in 2004, 2003 and 2002, respectively. The changes in the level of amortization expense between those years reflected mainly the relative amortization of our interest in generic omeprazole, which amounted to $1.1 million, $70.7 million and $13.5 million in 2004, 2003 and 2002, respectively. Amortization was recorded on a proportionate basis relative to the revenue earned from this interest. In 2004, we recorded the final amortization as we had received all of the revenue from this interest.

Write-down of assets, net of gain on disposal

        In December 2004, we recorded a $37.8 million write-down to the carrying value of our equity investment in Ethypharm to reflect an other-than-temporary decline in the estimated fair value of this investment. We have price protection on our investment in the event of any private or public financing undertaken by Ethypharm; however, we currently consider it unlikely that we will realize the value of this investment through such a refinancing, as this price protection expires in June 2005. Consequently, we evaluated our investment in Ethypharm and determined that the carrying value of this investment may not be fully realized in the foreseeable future. Nevertheless, Ethypharm has been executing on a restructuring plan to improve its profitability and financial condition, and it continues to invest a significant portion of its revenue into research and development activities. For these reasons, we may ultimately be able to recover the full value of our investment in Ethypharm.

        In November 2004, we wrote off the remaining $4.4 million net book value of the Rondec product rights, following a decision not to reformulate this product line and to discontinue all remaining related marketing and sales efforts. Without continued reformulation and support, Rondec will be subject to higher levels of generic substitution. Consequently, we evaluated the fair value of the Rondec product rights and determined that these rights had been permanently impaired.

        In July 2004, we disposed of the Cedax product rights, as well as our remaining Cedax inventories and promotional materials, for proceeds of $3.0 million, which resulted in a gain on disposal of $1.5 million.

        In 2003, we recorded a charge of $45.1 million primarily related to the write-down of the net book values of the Cedax and Rondec product rights to their estimated fair values at that time. In December 2003, as part of the transition of our U.S. commercial operations, we evaluated our future interest in our Cedax and Rondec products. We intended to focus our therapeutically aligned sales efforts on Cardizem® LA, Teveten® and Zovirax. Without continued promotion, the economic viability of Cedax and Rondec was substantially lower, as these products required significant marketing and sales efforts in order to maintain market share. We evaluated the current and forecasted market shares at the time for Cedax and Rondec and determined that the undiscounted future cash flows from these products were below the carrying values of the related product rights. Accordingly, we wrote down the carrying values of these product rights to their estimated fair values at that time. In addition, we recorded a charge of $37.1 million related to the write-down of acquired research and development associated with product-development projects that we had discontinued.

        In 2002, we recorded a charge of $31.9 million primarily related to the write-down of the net book value of the generic Adalat CC product rights acquired from Elan Corporation, plc ("Elan"), net of our corresponding obligation to them. In June 2002, we entered into a settlement with Elan and the U.S. Federal Trade Commission with respect to the introduction of generic versions of Adalat CC. As a result of this settlement, our agreements with Elan related to our in-licensing of Elan's generic versions of Adalat CC were terminated.

Extinguishment of royalty obligation

        In December 2003, we mutually agreed with Reliant to terminate their co-promotion of our products, and we incurred a charge of $61.3 million related to a payment to extinguish our trailing royalty obligation to them.

Settlements

        In 2003, we negotiated an overall settlement with Pfizer Inc. and certain other companies through which all pending patent infringement and antitrust actions relating to generic versions of Procardia XL and Adalat CC were dismissed. We also reached settlements with Eli Lilly and Company ("Lilly") with respect to Lilly's inability to supply us with Keftab, and with Mylan Pharmaceuticals Inc. ("Mylan") with respect to Mylan's failure to supply us with generic Verelan, as well as with Elan with respect to the termination of our rights to Elan's generic versions of Adalat CC.

        In relation to these matters, we received settlement payments of $34.1 million in 2003, mainly related to our lost profits on sales of generic Procardia XL, Keftab and generic Verelan. We also received payments totaling $16.2 million in 2003, mainly related to a recovery of certain charges related to Elan's supply to us of generic Adalat CC, which was recorded as a reduction to cost of goods sold, and compensation for legal and other expenses, which were recorded as a reduction to selling, general and administrative expenses, and interest income. We received an additional $14.6 million in 2003, which was recorded as a reduction to assets related to the recoverable value of the Keftab product rights and the value of the destroyed Keftab inventory.

OPERATING INCOME

        We recorded operating income of $106.2 million in 2004 compared with $4.8 million in 2003 and $247.0 million in 2002. Charges for write-downs of assets (net of gain of disposal), the extinguishment of the Reliant royalty obligation and relocation activities, reduced operating income by a total of $40.7 million in 2004 compared with $151.1 million in 2003 and $31.9 million in 2002.

        Operating income in 2004 compared with 2003 reflected higher product sales revenue and lower research and development spending. These factors were offset partially by the lower contribution from our interest in generic omeprazole and the decline in co-promotion revenue related to Celexa and Wellbutrin SR, as well as costs associated with the expansion of our U.S. commercial operations, higher spending on sales and marketing activities, and the cost of stock-based compensation.

        Operating income in 2003 compared with 2002 reflected a modest increase in revenue that was more than offset by higher costs associated with the expansion of our U.S. commercial operations, and increased spending on research and development, and sales and marketing activities. These factors were partially offset by the recognition of settlement payments, which had the effect of increasing operating income by $47.5 million in 2003, and the contribution from our interest in generic omeprazole.

NON-OPERATING ITEMS

Interest income and expense

        Interest income was $1.0 million in 2004 compared with $7.2 million in 2003 and $3.6 million in 2002. In 2003, interest income included interest on settlement payments.

        Interest expense was $40.8 million in 2004 compared with $41.3 million in 2003 and $32.0 million in 2002. Interest expense mainly comprised interest on our 7 7/8% Senior Subordinated Notes due April 1, 2010 ("Notes"), which were issued in March 2002. In June 2002, we entered into three interest rate swaps in an aggregate notional amount of $200.0 million. In June 2004, we terminated those swaps and we replaced them with a new interest rate swap in the same notional amount. The new and terminated swaps involve(d) the receipt of amounts based on a fixed rate of 7 7/8% in exchange for floating rate interest payments based on six-month London Interbank Offering Rate ("LIBOR") plus a spread. Net receipts relating to these swaps, which amounted to $6.4 million, $7.3 million and $3.3 million in 2004, 2003 and 2002, respectively, were recorded as a reduction to interest expense.

Foreign exchange gain or loss

        We recorded foreign exchange losses of $0.6 million in 2004 and $14.0 million in 2003 and a foreign exchange gain of $0.7 million in 2002. These amounts reflected the impact of foreign exchange fluctuations on our non-U.S. dollar-denominated cash and cash equivalents, accounts receivable and accounts payable balances. The amount in 2003 also included a $13.1 million foreign exchange loss on a Canadian dollar-denominated obligation to GSK related to our acquisition of the Canadian rights to Wellbutrin® and Zyban®, and was the result of a strengthening of the Canadian dollar relative to the U.S. dollar during 2003. We paid the final instalment related to this obligation in March 2004.

Equity loss

        In 2004 and 2003, we recorded equity losses of $4.2 million and $1.0 million, respectively, related to our investment in a venture fund that invests in early-stage biotechnology companies. Included in these equity losses was our share of goodwill impairment charges related to certain subsidiaries of this fund, as well as write-downs to the carrying values of other investments held by this fund. At December 31, 2004, we had invested a total of

$5.8 million in this fund. The nature of this fund is no longer consistent with our business strategy, and we will not be making any additional capital contributions in it beyond our remaining commitment of $2.0 million.

Income taxes

        Our effective tax rate depends on the relative profitability of our domestic and foreign operations and the statutory tax rates of the related tax jurisdictions. Our low effective tax rate in the last three years reflected the fact that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. We recorded a provision for income taxes of $9.0 million in 2004 compared with a recovery of income taxes of $4.0 million in 2003 (which included a reduction in our provision for tax contingencies of $12.0 million, due to the resolution of certain tax uncertainties and incremental tax losses in the United States), and a provision for income taxes of $11.7 million in 2002 (which included a $9.8 million recovery of future income taxes related to the reversal of temporary differences in the United States). Our effective tax rate was affected by the availability of unrecognized tax loss carryforwards that can be used to offset taxable income in Canada and the United States, as well as losses that were incurred in the United States due to the expansion of our commercial operations, and sales and marketing costs to support our promoted products.

SUMMARY OF QUARTERLY RESULTS

        The following table presents a summary of our quarterly results of operations in 2004 and 2003:

	2004
	Q1	Q2	Q3	Q4	Full Year
	($ in 000s, except per share data)
Revenue	$186,626	$206,313	$215,725	$277,879	$886,543
Net income (loss)	(1,914)	16,873	20,186	17,602	52,747
Basic and diluted earnings (loss) per share	$(0.01)	$0.11	$0.13	$0.11	$0.33

	2003
	Q1	Q2	Q3	Q4	Full Year
	($ in 000s, except per share data)
Revenue	$191,390	$217,283	$215,314	$199,735	$823,722
Net income (loss)	35,368	49,238	13,351	(138,302)	(40,345)
Basic and diluted earnings (loss) per share	$0.22	$0.31	$0.08	$(0.87)	$(0.25)

RESULTS FOR THE FOURTH QUARTER

        Revenue increased 39% from $199.7 million in the fourth quarter of 2003 to $277.9 million in the fourth quarter of 2004, due mainly to higher Zovirax, Wellbutrin XL and generic product sales. Zovirax product sales in the fourth quarter of 2004 reflected end-customer demand, as our major U.S. wholesalers had reduced their inventories of this product to an optimal safety-stock level by the end of the third quarter of 2004. Wellbutrin XL product sales increased 126% in the fourth quarter of 2004 compared with the corresponding period of 2003, reflecting a higher-tier supply price, an increase in prescription demand, and a build-up of safety-stock levels by GSK. Generic product sales increased 66% in the fourth quarter of 2004 compared with the corresponding period of 2003, reflecting the stabilization of inventory levels of these products by Teva, and the aforementioned increase in our selling price to Teva for each generic product. The increase in product sales revenue more than offset the declines in revenue from our interest in generic omeprazole and from our co-promotion of Celexa in Canada, which amounted to $11.3 million and $9.7 million, respectively, in the fourth quarter of 2003.

        Net income for the fourth quarter of 2004 was $17.6 million (basic and diluted earnings per share of $0.11) compared with a net loss of $138.3 million (basic and diluted loss per share of $0.87) in the fourth quarter of 2003. Our results of operations for the fourth quarters of 2004 and 2003 were impacted by specific events that affected the comparability of these results between those periods. The impacts of these events on net income and basic and diluted earnings per share for the fourth quarters of 2004 and 2003 are identified in the following table:

	Q4
	2004	2003
	($ in 000s, except per share data)
Write-down of assets	$42,156	$82,189
Equity loss	4,052	786
Extinguishment of royalty obligation	—	61,348
Relocation costs	—	4,383
Foreign exchange loss on long-term obligation	—	1,723
Reduction in tax contingency provision	—	(12,000)

Total	$46,208	$138,429

Total per share:
Basic and diluted	$0.29	$0.87

        Net income and earnings per share in the fourth quarter of 2004 compared with the corresponding period of 2003 reflected higher product sales revenue and an improved gross margin on Wellbutrin XL, due to a higher-tier supply price and less shipments of lower value sample product. These factors were offset partially by the lower contribution from our interest in generic omeprazole and the decline in revenue from our co-promotion of Celexa.

        Net cash provided by operating activities increased $73.8 million from $37.9 million in the fourth quarter of 2003 to $111.7 million in the fourth quarter of 2004, primarily due to the aforementioned payment to Reliant of $61.3 million in December 2003 to extinguish our trailing royalty obligation to them.

FINANCIAL CONDITION

        The following table presents a summary of our financial condition in 2004 and 2003:

	At December 31
	2004	2003
	($ in 000s)
Working capital	$124,418	$149,884
Long-lived assets	1,643,255	1,792,396
Long-term obligations	475,651	812,526
Shareholders' equity	1,358,318	1,266,826

Working capital

        The $25.5 million decrease in working capital from 2003 to 2004 was primarily due to:

  •
  Repayments of long-term obligations of $346.3 million;

  •
  A decrease in accounts receivable of $30.6 million mainly related to the timing of collections;

  •
  Additions to property, plant and equipment of $28.0 million; and

  •
  Acquisitions of BNC-PHARMAPASS and other long-term investments for $12.2 million.

        Partially offset by:

  •
  Cash generated from operations of $317.3 million before changes in operating assets and liabilities;

  •
  An increase in inventories of $26.1 million mainly related to higher Wellbutrin XL production volumes;

  •
  A decrease in accounts payable of $26.8 million mainly related to the timing of payments and inventory purchases; and

  •
  A decrease in provisions for product returns, rebates and chargebacks of $22.1 million, as a result of the reduction in inventories at the wholesale level.

Long-lived assets

        Long-lived assets comprise property, plant and equipment, goodwill, intangible and other assets, net of accumulated depreciation and amortization. The $149.1 million decrease in long-lived assets from 2003 to 2004 reflected primarily the depreciation of plant and equipment of $22.3 million and the amortization of intangible assets of $164.2 million, offset partially by capital expenditures on property, plant and equipment of $28.0 million. These expenditures consisted mainly of additions to our manufacturing capacity in Steinbach, Manitoba and Dorado, Puerto Rico, to meet demand for Wellbutrin XL and Cardizem® LA, as well as leasehold improvements to our Bridgewater facility. In addition, we capitalized $8.6 million to acquired research and development related to our acquisition of Pharma Pass II, LLC's ("PPII") remaining interest in BNC-PHARMAPASS, LLC ("BNC-PHARMAPASS"). In 2003, we formed BNC-PHARMAPASS with PPII to advance the development of three products (carvedilol, eprosartan and tamsulosin). We subsequently agreed with PPII to terminate the development of tamsulosin, and the intellectual property related to this product was returned to PPII.

Long-term obligations

        The $336.9 million decrease in long-term obligations, including the current portion thereof, from 2003 to 2004 reflected the repayment of $280.0 million under our revolving term credit facility. In addition, we repaid $66.3 million of other long-term obligations, including the following instalments:

  •
  Final payment of $21.8 million related to the acquisition of the Canadian rights to Wellbutrin® and Zyban®.

  •
  Payments of $19.7 million related to the acquisition of Vasotec® and Vaseretic®;

  •
  Payment of $11.3 million related to the aforementioned amendments to the Zovirax distribution agreement.

  •
  Payment of $9.2 million related to the acquisition of Ativan® and Isordil®.

Shareholders' equity

        The $91.4 million increase in shareholders' equity from 2003 to 2004 reflected net income of $52.7 million (which included $20.4 million of stock-based compensation added to contributed surplus) and proceeds of $8.0 million received from the issuance of common shares on the exercise of stock options and through our

Employee Stock Purchase Plan. We recorded a foreign currency translation gain of $10.5 million due mainly to a strengthening of the Canadian dollar relative to the U.S. dollar.

CASH FLOWS

        At December 31, 2004, we had cash and cash equivalents of $34.3 million compared with $133.3 million at December 31, 2003. The following table displays cash flow information for the last three years:

	Years ended December 31
	2004	2003	2002
	($ in 000s)
Net cash provided by operating activities	$277,090	$281,979	$334,104
Net cash used in investing activities	(42,263)	(278,446)	(792,467)
Net cash provided by (used in) financing activities	(334,526)	72,523	79,533
Effect of exchange rate changes on cash and cash equivalents	762	1,125	19

Net increase (decrease) in cash and cash equivalents	$(98,937)	$77,181	$(378,811)

Operating activities

        Net cash provided by operating activities in 2004 was comparable to 2003 reflecting relatively level income from operations (net of non-cash items), and the fact that the receipt of the settlement payments in 2003 largely offset the payment we made to Reliant to extinguish our trailing royalty obligation to them. Net cash provided by operating activities declined $52.1 million from 2002 to 2003 primarily due to lower income from operations (net of non-cash items), primarily due to the higher costs associated with the expansion of our U.S. commercial operations. Net cash provided by operating activities was primarily used to repay long-term obligations in 2004 and to fund acquisition related activities in 2003 and 2002.

Investing activities

        Net cash used in investing activities declined $236.2 million from 2003 to 2004 primarily due to:

  •
  A decrease of $242.3 million in acquisitions of intangible assets. In 2003, we made initial cash payments of $146.3 million to Wyeth Pharmaceuticals Inc. ("Wyeth") for Ativan® and Isordil®, and we acquired certain cardiovascular products from Athpharma Limited for $44.2 million, ODT formulations of tramadol and tramadol and acetaminophen from Ethypharm for $16.0 million, and an interest in generic omeprazole for $35.5 million; and

  •
  A decrease of $16.4 million in acquisitions of businesses. In 2004, we acquired PPII's remaining interest in BNC-PHARMAPASS for $9.3 million. In 2003, we acquired our initial interest in BNC-PHARMAPASS for $25.7 million.

        Net cash used in investing activities declined $514.0 million from 2002 to 2003 primarily due to:

  •
  A decrease of $214.8 million in acquisitions of businesses. In 2002, we acquired Pharma Pass LLC and Pharma Pass S.A. for $178.7 million and Pharmaceutical Technologies Corporation for $61.9 million;

  •
  A decrease of $133.1 in acquisitions of intangible assets. In 2002, we made initial cash payments of $145.7 million to Merck & Co., Inc. ("Merck") for Vasotec® and Vaseretic®, we purchased the distribution rights to Zovirax from GSK for $133.4 million and we acquired Teveten® from Solvay Pharmaceuticals Marketing & Licensing AG for $94.3 million;

  •
  A decrease of $80.6 million in acquisitions of long-term investments. In 2002, we made equity investments in Ethypharm and Depomed of $67.8 million and $13.7 million, respectively; and

  •
  A decrease of $24.5 million in additions to property, plant and equipment. In 2002, we undertook a major expansion of our Steinbach manufacturing facility in order to increase capacity for the production of Wellbutrin XL.

Financing activities

        Net cash used in financing activities increased $407.0 million from 2003 to 2004 primarily due to:

  •
  An increase of $280.0 million in repayments under our revolving term credit facility; and

  •
  A decrease of $170.0 million in borrowings under our revolving term credit facility.

        Partially offset by:

  •
  A decrease of $53.1 million in repayments of other long-term obligations. In 2004, we made the final payment related to the acquisition of the Canadian rights to Wellbutrin® and Zyban®. In 2003, we made three payments related to that acquisition and we paid $40.0 million to GSK related to the extension of the Zovirax distribution agreement from 10 to 20 years.

        Net cash provided by financing activities decreased $7.0 million from 2002 to 2003 primarily due to:

  •
  A decrease in net proceeds of $384.3 million related to the issuance of our Notes in 2002;

  •
  A decrease in net proceeds of $112.8 million related to the exercise of warrants in 2002. The warrants to acquire our common shares expired on September 30, 2002; and

  •
  An increase of $77.4 million in repayments of other long-term obligations related to the acquisition of the Canadian rights to Wellbutrin® and Zyban® and the extension of the Zovirax distribution agreement.

        Partially offset by:

  •
  A decrease of $503.1 million in repurchases of our common shares under our 2002 stock repurchase program; and

  •
  An increase of $60.0 million in borrowings under our revolving term credit facility.

LIQUIDITY AND CAPITAL RESOURCES

        At December 31, 2004, we had total long-term obligations of $475.7 million, including the current portion thereof, which included the carrying value of our Notes of $402.2 million and obligations related to the acquisitions of intangible assets of $69.0 million. In March 2004, we renewed our revolving term credit facility at $400.0 million. The revolving period of this facility extends to May 25, 2005, following the lenders' consent to extend the renewal date of this facility from March 25, 2005. This facility is renewable for one-year revolving terms at the lenders' option, with a one-year term out at our option if the lenders do not renew. We are currently in the process of renewing the revolving term of this facility. This facility may be used for general corporate purposes, including acquisitions. At December 31, 2004, we were in compliance with all financial and non-financial covenants associated with this facility. At December 31, 2004, we had no outstanding borrowings under this facility; however, we had a letter of credit with a balance of $36.7 million issued under this facility. This letter of credit secures the remaining semi-annual payments we are required to make to Merck related to the acquisition of Vasotec® and Vaseretic®. At December 31, 2004, we had a remaining balance of $363.3 million available to borrow under this facility. Our current corporate credit ratings from Standard & Poor's ("S&P")

and Moody's Investors Service ("Moody's") are BB+ and B1, respectively, and the current ratings on our Notes from S&P and Moody's are BB- and B2, respectively.

        Commencing in 2005, we plan to invest approximately $27.6 million to further expand and optimize the capacity at our Steinbach manufacturing facility. This expansion will enable us to meet the anticipated demand for our existing products, as well as products in our development pipeline, such as tramadol ER. We expect this expansion will be completed in late 2006.

        We believe that our existing balance of cash and cash equivalents, together with cash expected to be generated by operations and existing funds available under our revolving term credit facility will be sufficient to support our operational, capital expenditure and interest requirements, as well as to meet our obligations as they become due. However, in the event that we make significant future acquisitions or change our capital structure, we may be required to raise additional funds through additional borrowings or the issuance of additional debt or equity securities.

CONTRACTUAL OBLIGATIONS

        The following table summarizes our fixed contractual obligations at December 31, 2004:

	Payments Due by Period
	Total	2005	2006 and 2007	2008 and 2009	Thereafter
	($ in 000s)
Long-term obligations	$472,167	$35,656	$36,511	$—	$400,000
Operating lease obligations	58,600	9,900	17,300	11,300	20,100
Purchase obligation	7,399	3,810	3,589	—	—

Total contractual obligations	$538,166	$49,366	$57,400	$11,300	$420,100

        The above purchase obligation is in connection with the manufacture and supply of Vasotec® and Vaseretic®. We are obligated to make semi-annual payments to Merck for minimum product quantities (regardless of the actual product supplied).

        The above table does not reflect any milestone payments in connection with research and development collaborations with third parties. These payments are contingent on the achievement of specific developmental, regulatory and/or commercial milestones. In the event that all research and development projects are successful, we would have to make aggregate milestone payments of $133.7 million, which includes the aforementioned $25.0 million payable to Depomed on FDA approval of Glumetza™. In addition, under certain arrangements, we may have to make royalty payments based on a percentage of future sales of the products in the event regulatory approval for marketing is obtained. From a business perspective, we view these payments favourably as they signify that the products are moving successfully through the development phase toward commercialization.

        The above table also does not reflect a contingent purchase obligation in connection with the acquisition of Ativan® and Isordil®. On the approval by the FDA of the first Ativan® line extension product that may be developed by us, we will be obligated to pay Wyeth a $20.0 million additional rights payment, increasing at 10% per annum from May 2003.

OFF-BALANCE SHEET ARRANGEMENTS

        We did not have any off-balance sheet arrangements at December 31, 2004, other than operating leases, purchase obligations and contingent milestone payments, which are disclosed above under contractual obligations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations, and equity market prices on long-term investments. We currently use derivative financial instruments to manage our exposure to interest rate risk. We use derivative financial instruments as a risk management tool and not for trading or speculative purposes.

        Inflation has not had a significant impact on our results of operations.

Foreign currency risk

        We operate internationally but a majority of our revenue and expense activities and capital expenditures are denominated in U.S. dollars. Our only other significant transactions are in Canadian dollars. In 2003, we incurred a foreign exchange loss of $13.1 million related to our Canadian dollar-denominated obligation to GSK for the acquisition of the Canadian rights to Wellbutrin® and Zyban®. We paid the final instalment related to this obligation in March 2004 and, consequently, we do not have any material remaining non-U.S. dollar-denominated obligations. We also face foreign currency exposure on the translation of our operations in Canada and Ireland from their local currencies to the U.S. dollar. Currently, we do not utilize forward contracts to hedge against foreign currency risk; however, a 10% change in foreign currency exchange rates would not have a material impact on our consolidated results of operations, financial position or cash flows.

Interest rate risk

        The primary objective of our policy for the investment of temporary cash surpluses is the protection of principal and, accordingly, we invest in investment-grade securities with varying maturities, but typically less than one year. External independent fund administrators manage our investments. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk.

        We are exposed to interest rate risk on borrowings under our revolving term credit facility. This credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate or Canadian dollar bankers' acceptance. At our option we may lock in a rate of interest for a period of up to one year. The imputed rates of interest used to discount our long-term obligations related to the acquisitions of intangible assets are fixed and, consequently, the fair values of these obligations are affected by changes in interest rates. The fair value of our fixed rate Notes is affected by changes in interest rates. We manage this exposure to interest rate changes through the use of interest rate swaps, which modify our exposure to interest rate fluctuations by converting one-half of our fixed rate Notes to floating rate. Based on our overall interest rate exposure, a 10% change in interest rates would not have a material impact on our consolidated results of operations, financial position or cash flows.

Investment risk

        We are exposed to investment risks on our investments in other companies. The fair values of our investments are subject to significant fluctuations due to stock market volatility and changes in general market conditions. We regularly review the carrying values of our investments and record losses whenever events and circumstances indicate that there have been other-than-temporary declines in their fair values. A further decline in Ethypharm's financial condition and earnings prospects may necessitate an additional write down of our investment. A 10% change in the aggregate fair values of our investments would have a material impact on our consolidated results of operations; however, it would not have a material impact on our consolidated financial position or cash flows.

RECENT ACCOUNTING PRONOUNCEMENTS

        In June 2003, the CICA issued AcG-15, "Consolidation of Variable Interest Entities". AcG-15 provides guidance for applying the principles in CICA Handbook Section 1590, "Subsidiaries", to a variable interest entity ("VIE"). AcG-15 requires consolidation of a VIE by the primary beneficiary of the entity's expected results of operations. AcG-15 is effective for annual and interim periods beginning after November 1, 2004. Accordingly, we adopted AcG-15 beginning January 1, 2005. The adoption of this guideline did not have any impact on our results of operations or financial position.

        In January 2005, the CICA issued Handbook Sections 1530, Comprehensive Income; 3855, "Financial Instruments — Recognition and Measurement"; and 3865, "Hedges". Handbook Section 1530 sets the standards for reporting and display of comprehensive income. Comprehensive income includes, among other components, gains and losses arising on the translation of self-sustaining foreign operations. Under Handbook Section 3855, financial assets and liabilities would, with certain exceptions, be initially measured at fair value. After initial recognition, gains and losses on financial assets and liabilities measured at fair value would be recognized in net income with the exception of gains or losses arising from financial assets classified as available-for-sale, for which unrealized gains and loss would be recognized in comprehensive income. Handbook Section 3865 builds on existing AcG-13, by specifying how hedge accounting is applied for different types of hedging relationships. Unrealized gains and losses on certain financial instruments that qualify for hedge accounting would be included in comprehensive income. These standards are effective for annual and interim periods beginning on or after October 1, 2006; however, early adoption is permitted. We are currently evaluating the effect that the adoption of these standards will have on our results of operations and financial position.